FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Medicure Inc.
4 - 1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

Item 2	Date of Material Change

June 18, 2008

Item 3	News Release

A press release with respect to the material change described herein was issued via Marketwire and filed on SEDAR on June 18, 2008.

Item 4	Summary of Material Change

On June 18, 2008, Medicure Inc. (TSX:MPH) (AMEX:MCU) (“Medicure” or the “Company”), a cardiovascular focused, biopharmaceutical company, announced that its Board of Directors had unanimously decided to submit a written notice to the American Stock Exchange (“Amex”) of its intention to file a Form 25 with the United States Securities and Exchange Commission in order to voluntarily delist its common shares (“Shares”) from Amex.

Item 5	Full Description of Material Change

On June 18, 2008, Medicure announced that its Board of Directors had unanimously decided to submit a written notice to the American Stock Exchange (“Amex”) of its intention to file a Form 25 with the United States Securities and Exchange Commission in order to voluntarily delist its common shares (“Shares”) from Amex.

Medicure previously announced that it had received a letter from Amex stating that Amex had determined that Medicure was not in compliance with certain continued listing standards, as set forth in Part 10 of the Amex Company Guide (the “Company Guide”), and that failure to regain compliance with Amex’s listing requirements by November 24, 2008, would result in Amex initiating delisting proceedings pursuant to Section 1009 of the Company Guide. After further consideration in light of the Company’s business needs, Medicure decided to voluntarily delist its Shares from Amex. It is expected that listing of the Shares on Amex will cease on or about July 7, 2008.

The Shares will continue to be traded on the Toronto Stock Exchange (the “TSX”). Medicure’s Board of Directors unanimously approved the delisting and deregistration of the Shares, noting that the TSX is the more significant trading market for the Shares. Medicure does not believe that its shareholders in the United States will be materially prejudiced by a voluntary delisting from Amex since its U.S. shareholders will continue to be able to trade the Shares through the facilities of the TSX.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Dr. Albert D. Friesen, President & Chief Executive Officer of Medicure Inc. at the above-mentioned address or by telephone at 1-888-435-2220.

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba, this day of June, 25 2008.

MEDICURE INC.

By:	/s/ Dr. Albert D. Friesen
Name: Dr. Albert D. Friesen
Title: President & CEO